

July 13, 2011

Mr. Stephen M. Thompson
President
CSI Energy, Inc.
2300 West Sahara Drive
Las Vegas, NV 89102

Re: Consolidation Services, Inc.
File No. 000-54230

Dear Mr. Thompson:

In your letter dated July 8, 2011, you indicate that you wish to present additional information regarding our conclusion conveyed to you in our letter dated June 7, 2011 that your purchase of various oil and gas properties represented the predecessor operations of Consolidation Services, Inc (the "Company"). Your letter indicates that the Company erred in concluding in its Form 10-Q for the period ended March 31, 2010 that it had re-entered the exploration stage on January 1, 2010 to begin its oil and gas operations. You provide the following timeline in support of your arguments:

- Management concluded during the fourth quarter of fiscal 2009 that the Company's coal assets should be spun-off into a private entity to facilitate entering into an acquisition agreement for as yet unidentified oil and gas properties.
- The spin-off of the Company's coal operations occurred on January 1, 2010.
- During the remainder of January 2010, the Company continued its due diligence process on various oil and gas properties and ultimately decided to focus its efforts on the 12 limited partnerships acquired from Leland Kentucky Holdings, Inc.
- The Company's management and Leland continued negotiations and engaged in valuation discussions during February 2010.
- By the end of February 2010, the Company had reached an agreement to acquire certain properties from Leland, and, on March 8, 2010, the Company announced it had reached an agreement with Leland on the purchase of additional properties.
- The Company concluded the ideal close date for convenience purposes for all properties was April 1, 2010.

We note from the information provided in your letter that subsequent to the spin-off of your coal operations on January 1, 2010, you continued to perform due diligence on various oil and gas properties for a period of time, and once you had identified specific properties to acquire, you engaged in negotiations for a period of time, which ultimately culminated in the purchase of certain oil and gas properties as described in your letter. The activities undertaken by the Company subsequent to the spin-off of your coal operations appear to represent the types of activities contemplated by ASC Topic 915, and the Company appeared to be devoting most of its efforts to these activities after the cessation of your coal operations. In addition, we note from the Company's Form 10-Q for the fiscal quarter ended March 31, 2010 that subsequent to the spin-off, the Company's total assets of $0.9 million consisted primarily of unproven property costs, and the Company generated no revenues for the period from the spin-off through the acquisition date of the oil and gas properties. Therefore, it appears you re-entered the exploration stage upon cessation of your coal operations.

In a separate letter dated July 8, 2011 and addressed to Mr. Jonathan Duersch of the Commission's Office of the Chief Accountant, Ms. Pamela Thompson requested that the Company be allowed to present audited Statements of Revenues and Direct Expenses in lieu of full financial statements for the oil and gas properties acquired from Leland. For the reasons noted above and in our letter dated June 7, 2011, the operations of your acquired interests in the oil and gas properties are considered to be the predecessor operations of the Company. Full financial statements, not Statements of Revenues and Direct Expenses, are required to be provided for a business acquisition that constitutes the predecessor business of the registrant.

As noted in our letter dated June 7, 2011, financial statements for the Company and its predecessor should collectively be 'as of' all dates and 'for' all periods required by S-X Article 8. Any interim period of the predecessor prior to its acquisition by the Company should be audited when audited financial statements for the period after the acquisition are presented. In this regard, the predecessor's financial statements should have been presented in the Company's filings for periods including and subsequent to the acquisition date that include a requirement to present the Company's financial statements for periods prior to the acquisition date. In addition, the predecessor's interim period from January 1, 2010 to April 1, 2010 should have been presented and audited when the Company's audited annual financial statements for the period that includes the acquisition date are presented. You should, at a minimum, amend your Form 10-K for the period ended December 31, 2010 to add the audited financial statements of the predecessor business for the period ended December 31, 2009 and for the period from January 1, 2010 to April 1, 2010, and you should amend your Form 10-Q for the period ended March 31, 2011 to add the predecessor's unaudited interim financial statements for the period ended March 31, 2010.

Until the Company files the full financial statements of the acquired business for the time span required under Regulation S-X Rules 8-02 and 8-03, we will not declare effective any registration statements or post-effective amendments. In addition, the Company should not make offerings under effective registration statements or under Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation, until the Company files the required financial statements.

The staff's conclusion is based solely on the information included in the aforementioned letters and your Form 10-Q for the fiscal quarter ended March 31, 2010. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3299.

Sincerely,

Mark C. Shannon
Associate Chief Accountant